FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                            01 July 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Mobile Data sent to the London Stock Exchange on 01 July 2003 press release



PR0323

                    O2 CUSTOMERS GET ACTIVE WITH MOBILE DATA


Released:  1 July 2003

The number of customers actively using multimedia messaging services (MMS), Java games and GPRS services continued to accelerate over the last two months mmO2 revealed today. Growth in new mobile data services and plans to deliver significant customer benefits through enhanced market segmentation were detailed by mmO2 at a presentation today to city analysts and the media.

mmO2 almost doubled the number of MMS active users to more than 180,000 and saw the number of Java games purchased to date increase from 278,000 to more than half a million since its last reported figures at the end of March 2003. In the same period, active GPRS users jumped by 120,000 to 643,000 as more customers took up O2's Blackberry 'email on the move' solution, with 27, 000 units sold to date, and sales of the xda from O2 grew to 64,000.

Launched on 2 June 2003, O2 Active has gained more than 60,000 active users and now around 580,000 customers have compatible handsets. O2 Active is an easy to use service, offering ringtones, MMS, games, music, video, information and pictures through a colour icon driven menu.

The success of these services and the continuation of the explosive growth in text messaging have been further boosted by the company's sponsorship of Big Brother 4 and other events. mmO2 carried around 2.2 billion text messages during April and May and UK customers alone sent around one billion SMS's in the same period.




In addition, mmO2 made a number of other key announcements today in the fast growing mobile data market. These include:

- Plans for the commercial launch of wLAN in the UK and extended service offerings in Germany and Ireland. The company aims to offer access to around 1,000 sites across Europe by the end of this year supported by international roaming through a common O2 interface.

- Results from its recent customer trials of video over mobile and music over mobile. mmO2 found that breaking news was the most popular video service and Avril Lavigne topped the music chart.

- The introduction later this year of version two of the xda from O2 - a combined colour PDA and mobile handset.

- A group-wide agreement with America Online to bring AOL's popular instant messaging to O2 customers across Europe.



Peter Erskine, chief executive of mmO2, said: "The mobile data day is all about providing a greater depth of understanding of the activities that will contribute to our target of achieving 25% of revenues from data by the end of 2004. We will provide an insight into how mmO2 will continue with its strategy of growing new mobile data customer propositions and maintaining our lead in SMS and online services, while keeping strong financial discipline."



Note to Editors

The presentations will be available on the Group's website, www.mmO2.com, from
14.30 hours UK time on 1 July 2003. In addition, mmO2 will publish its first quarter Key Performance Indicators on 22 July 2003



                                    - ends -


mmO2
Following the recent completion of the sale of O2 Netherlands, mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.


mmO2 has approximately 18.2 million customers and some 11,750 employees and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 19.4% of total service revenues in the quarter ending 31 March 2003.





mmO2 Contacts:

David Nicholas                                           Simon Gordon
Head of Media Relations                                  Press Relations Manager
mmO2 plc                                                 mmO2 plc
david.nicholas@o2.com                                    simon.gordon@o2.com
t: +44 (0) 771 575 9176                                  t: +44 (0)771 007 0698

mmO2 press office: 01753 628402



   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com







                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 01 July 2003                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary